*Exhibit 99.2*





# Forward-Looking Statement

Statements in this release that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Forward-looking statements are based on currently available information and include, among others, the discussion under "Transition to Product Focused Global Organization, Acquisition of Woodhead Industries, 2007 Fiscal Year Outlook and 2007 First Fiscal Quarter Outlook," as well as statements regarding future growth expectations. These risks and uncertainties include those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities, as well as difficulty implementing the transition to a Product Focused Global Organization. Other risks and uncertainties are set forth in Molex's documents filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2006. Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.




# Non-GAAP Financial Measures

In Molex Incorporated's ("Molex" or the "Company") conference call on August 2, 2006 regarding the Company's financial results for the fiscal quarter ended June 30, 2006 and the following slides, Molex may refer to non-GAAP financial measures to describe earnings for such periods excluding the items referenced in the relevant slides used during this conference call. This is in addition to disclosing the most directly comparable measure for such periods determined in accordance with generally accepted accounting principles, or GAAP. Molex believes that these non-GAAP financial measures provide useful information to investors because they provide information about the estimated financial performance of Molex's ongoing business and provide for greater transparency of supplemental information used by management in its financial and operational decision-making. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

Investors are encouraged to review the relevant slides reconciling the non-GAAP financial measures intended to be used in the conference call to the most comparable GAAP measure.




# FY06 Q4 Highlights

- ■ Revenue was $783.8 million, up 21.8% from the prior year and 8.8% sequentially

- ■ New orders were $785.2 million, up 20.5% from the prior year and 2.1% sequentially

- ■ Earnings per share excluding restructuring charges* were $0.42 – YOY up 55.6%




*See page 6 for a reconciliation to the most directly comparable measure calculated in accordance with GAAP

# Financial Summary - GAAP

## (US$ in millions, except per-share data)

| | June Quarter |
|---|---|
| Net Sales | $783.8 |
| Currency Translation | $(5.8) |
| Local Increase | 22.7% |
| Gross Profit | 35.0% |
| SG&A % | 21.7% |
| Restructuring Charge | $10.7 |
| Equity Income | $1.0 |
| Interest Income | $2.3 |
| Other Income (loss) | $(1.3) |
| Pretax Return | 12.3% |
| Effective Tax Rate | 26.8% |
| Net Income | $70.3 |
| % of Sales | 9.0% |
| E.P.S. | $0.38 |
| Average Shares Outstanding | 186,274 |




# GAAP to Non-GAAP Reconciliation

|  | Quarter Ended<br>June 30, 2006 |
|---|---|
| GAAP Earnings Per Share | $0.38 |
| Restructuring Charge (1) | $0.04 |
| Non-GAAP Earnings Per Share<br>(excluding restructuring charge) | $0.42 |

(1) The Company recorded a pre-tax charge of $10.7 million relating to restructuring costs in the June quarter of fiscal 2006 ($7.4 million after-tax) related to the facility closures and related matters, including estimated severance and other employee-related costs, previously disclosed in the Company's Form 8-K/A filed on May 10, 2005 and updated in the Company's Form 8-K filed on July 26, 2005.




# Backlog
**(US$ in millions)**

| | |
|---|---|
| **June 2006** | **$370.0** |
| **June 2005** | **$259.5** |
| **Increase** | **42.6%** |
| **At June 2005 Rates** | **$363.2** |
| **Increase** | **40.0%** |
| **March 2006** | **$354.3** |




# Stock Buy Back

**(US$ in millions)**

| | Shares | Amount |
|---|---|---|
| **June Quarter** | | |
| MOLX | 200,000 | |
| MOLXA | 735,000 | |
| | 935,000 | $ 30.3 |
| **Authorization Ending December 31, 2006** | | $250.0 |
| **Amount Remaining** | | $ 50.1 |




# Revenue Trend
## *(US$ in millions)*



| Q4 05 | Q1 06 | Q2 06 | Q3 06 | Q4 06 |
|-------|-------|-------|-------|-------|
| $644 | $660 | $697 | $720 | $784 |




# Regional Revenue Growth

| June Quarter | Local Currency | USD |
|---|---|---|
| FES | 31% | 32% |
| FEN | 20% | 14% |
| Americas | 12% | 13% |
| Europe | 21% | 18% |
| | | |
| Total | 23% | 22% |




# Industry Revenue Growth

| | June Quarter |
|---|---|
| Consumer | 32% |
| Telecom | 23% |
| Data | 14% |
| Auto | 12% |
| Industrial | 31% |
| Medical | 23% |
| | |
| Total | 22% |




*Note: best estimate containing certain management allocations

# Bookings
## *(US$ in millions)*



| Q4 05 | Q1 06 | Q2 06 | Q3 06 | Q4 06 |
|-------|-------|-------|-------|-------|
| $652 | $693 | $703 | $769 | $785 |




# Non-GAAP EBITDA Reconciliations*
## (US$ in millions)

| | June 30, 2006 | % of Revenue |
|---|---|---|
| Net Income | $ 70.3 | |
| Interest Income, Net | $ (2.3) | |
| Income Taxes | $ 25.7 | |
| Depreciation and Amortization Expense | $ 54.2 | |
| EBITDA* | $147.9 | 18.9% |
| Restructuring Expenses | $ 10.7 | |
| Adjusted EBITDA* | $158.6 | 20.2% |

*"EBITDA" and "Adjusted EBITDA" are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization, and Adjusted EBITDA represents EBITDA excluding restructuring expenses (see footnote 1 on page 5). Management believes that EBITDA and Adjusted EBITDA are useful measures, along with other measurements under GAAP, for evaluating the operating performance of the Company and is a conventionally used financial indicator. However, in no event should EBITDA or Adjusted EBITDA be considered as an alternative to net income or any other GAAP measure as an indicator of our performance. Nor should EBITDA or Adjusted EBITDA be considered as an alternative to cash flows provided by operating activities as an indicator of cash flows or a measure of liquidity.





# Balance Sheet and Operating Metrics
## (US$ in millions)

| | June 30, 2006 | March 31, 2006 |
|---|---|---|
| Cash | $485.5 | $401.4 |
| Accounts Receivable | $660.7 | $632.4 |
| Inventory | $347.3 | $327.4 |
| Total Debt | $8.1 | $8.3 |
| Receivable Days Outstanding | 70 days | 72 days |
| Inventory Days Outstanding | 69 days | 70 days |
| Capital Expenditures | $82.9 | $62.7 |
| Depreciation | $53.7 | $52.9 |
| R&D | $35.7 | $34.9 |




# Gross Margin Trend



# SG&A Expense Trends

## (% of revenue)



# Return on Invested Capital



$$\frac{\text{Net Income}}{\text{Total Assets} - \text{Current Liabilities}}$$

| Q4 05 | Q1 06 | Q2 06 | Q3 06 | Q4 06 |
|-------|-------|-------|-------|-------|
| 6.9% | 8.2% | 9.3% | 9.8% | 10.3% |

# Receivable Days Outstanding



| Q4 05 | Q1 06 | Q2 06 | Q3 06 | Q4 06 |
|-------|-------|-------|-------|-------|
| 75 | 72 | 72 | 72 | 70 |




# Inventory Days Outstanding



| | | | | |
|---|---|---|---|---|
| Q4 05 | Q1 06 | Q2 06 | Q3 06 | Q4 06 |
| 70 | 72 | 70 | 70 | 69 |




# Reclassification of SG&A Costs*

## Fiscal Year 2006

| US$ 000 | Old | New | Change |
|---|---|---|---|
| **Revenue** | $2,861 | $2,861 | |
| **Cost of Sales** | 1,862 | 1,918 | 56 |
| **Gross Profit** | 999 | 943 | |
| **Gross Margin %** | 34.9% | 33.0% | |
| **SG&A** | 661 | 605 | (56) |
| **SG&A %** | 23.1% | 21.2% | |
| **Net Income** | 237 | 237 | |

*Reclassification of freight to customers and warehouse costs from SG&A to Cost of Sales.*




# Reclassification of SG&A Costs*

**By Quarter**

| US$ 000 | FY05 | FY06 |
|---|---|---|
| Q1 | $ 11.8 | $ 12.4 |
| Q2 | 12.3 | 14.2 |
| Q3 | 12.2 | 13.7 |
| Q4 | 12.6 | 15.9 |
| Full Year | 49.0 | 56.2 |

*Reclassification of freight to customers and warehouse costs from SG&A to Cost of Sales.




# Long-Term Financial Model

|  | 2005* | 2006* | LT Model |
|---|---|---|---|
| Revenue | 100.0% | 100.0% | 100.0% |
| Gross Margin | 32.3% | 33.0% | 33-35% |
| SG&A | 22.5% | 21.2% | 19-21% |
| Operating Income | 9.8% | 11.8% | 13-15% |
| Net Income | 7.6% | 9.0% | 10.0% |

*Non-GAAP figures excluding restructuring and impairment expense.




# Other Items

- ■ **Transition to market-focused organization**

- ■ **Acquisition of Woodhead Industries**

- ■ **Review of stock option grant practices**




# Outlook

### Fiscal 2007

| Sales | $3.0 to $3.3 billion |
|---|---|
| *mid-range increase* | *10.1%* |
| Earnings Per Share | $1.60 to $1.70 |
| *mid-range increase* | *31.0%* |

### First Fiscal Quarter

| Sales | $760 to $780 million |
|---|---|
| *mid-range increase* | *16.7%* |
| Earnings Per Share | $0.37 to $0.41 |
| *mid-range increase* | *56.0%* |




